EXHIBIT 99.1

Transactions in DM Common Stock Effected During the Past 60 Days

All of the transactions in DM Common Stock listed below were made through open market purchases.

Date of Transaction	Number of Shares Purchased	Average Purchase Price per Share
12/10/2015	87,353	$8.2233
12/11/2015	155,422	$8.8835
12/14/2015	78,889	$9.2610